Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS OF TRCLP, A SUBSIDIARY OF GGPLP
The following is unaudited consolidated financial information for our subsidiary, The Rouse Company L.P. (“TRCLP”), as of June 30, 2007 and December 31, 2006 and for the six months ended June 30, 2007 and 2006.
Basis of Presentation
The accompanying consolidated financial statements include the accounts of TRCLP, their subsidiaries and joint ventures in which they have a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of operations (generally computed as the joint venture partner’s ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.
In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim period ended June 30, 2007 are not necessarily indicative of the results to be obtained for the full fiscal year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.
Reclassifications
Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the current period presentation.
Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2006 have not changed during 2007.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY
Overview
Effective January 1, 2007, Rouse Property Management, Inc. (“RPMI”), a taxable REIT subsidiary of TRCLP, was merged into GGMI, a taxable REIT subsidiary of GGPLP. Pursuant to SFAS No. 144, the operations of RPMI prior to the merger date have been reported as discontinued operations in the accompanying TRCLP financial statements.
We also restructured an additional taxable REIT subsidiary (“TRS”) effective March 31, 2007. Through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and that additional TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”). This Private REIT/TRS Restructuring resulted in approximately a $330 million decrease in our net deferred tax liabilities, an approximate $30 million increase in our current taxes payable and an approximate $300 million income tax benefit related to the properties now owned by the private REIT. In accordance with the guidance established for mergers involving affiliates under common control, the financial statements of TRCLP have been restated to include the results of the private REIT for all periods presented, similar to a pooling of interests. This restructuring increased total assets by $2.5 billion, total liabilities by $2.1 billion and total partners’ capital by $0.4 billion as of December 31, 2006. Net income for the six months ended June 30, 2006 was also increased by $33.0 million.

In June 2007, as part of a final settlement we negotiated an additional payment of $13.5 million with our insurance carrier for all outstanding claims related to Riverwalk Marketplace, one of our New Orleans operating retail properties, including property damage and business interruption resulting from hurricane and/or vandalism damage incurred in September 2005. As a result of the settlement, the proceeds from the additional payment (collected on July 5, 2007) were first applied against the insurance recovery receivable (approximately $1.9 million) and the remainder was recognized as business interruption, of which approximately $6.8 million is included as minimum rent and approximately $4.8 million is included as a reduction to provision for doubtful accounts in the accompanying TRCLP Consolidated Statements of Income and Comprehensive Income.
Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in 2007 primarily due to increased gross rents from tenants at various properties and the insurance settlement discussed above. Tenant recovery revenues at various properties also increased in 2007 due to higher occupancy and property operating expenses. Such impact was partially offset by an $8.0 million decrease in lease termination income in 2007 as compared to 2006. These increases in revenue were more than offset by a $110.3 million decrease in land sales primarily due to decreased sales at our Summerlin development during 2007.
Operating expenses
Property operating costs increased primarily as a result of increased insurance and utility costs in 2007. Real estate taxes, repairs and maintenance and other property operating expenses are generally recoverable from tenants and the increases in these expenses are generally consistent with the increases in tenant recovery revenues. These increases were more than offset by a $74.0 million decrease in land sales operations expense related to the decreased land sales activity discussed above.
Net income
Interest expense increased as a result of higher interest rates and higher outstanding debt balances. The benefit (provision) for income taxes was directly impacted by the TRS restructurings mentioned above.
Cash position at June 30, 2007
TRCLP’s cash and cash equivalents decreased $32.1 million to $33.3 million as of June 30, 2007 as compared to December 31, 2006. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP, TRCLP’s parent. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(In thousands)

	June 30,	December 31,
	2007	2006
Assets
Investment in real estate:
Land	$1,556,115	$1,552,570
Buildings and equipment	10,889,485	10,855,031
Less accumulated depreciation	(1,212,263)	(1,039,325)
Developments in progress	309,819	247,295

Net property and equipment	11,543,156	11,615,571
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,209,283	1,210,336
Investment land and land held for development and sale	1,711,291	1,655,838

Net investment in real estate	14,463,730	14,481,745
Cash and cash equivalents	33,267	65,416
Accounts and notes receivable, net	138,300	143,788
Goodwill	400,882	371,674
Deferred expenses, net	98,773	96,265
Prepaid expenses and other assets	651,449	693,456

Total assets	$15,786,401	$15,852,344

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,360,687	$9,318,327
Deferred tax liabilities	913,331	1,302,205
Accounts payable and accrued expenses	623,082	611,469

Total liabilities	10,897,100	11,232,001

Commitments and contingencies	—	—

Partners’ capital:
Partners’ capital	8,632,196	8,232,524
Accumulated other comprehensive income	(154)	(9)

Total partners’ capital, before receivable from General Growth Properties, Inc.	8,632,042	8,232,515
Receivable from General Growth Properties, Inc.	(3,742,741)	(3,612,172)

Total partners’ capital	4,889,301	4,620,343

Total liabilities and partners’ capital	$15,786,401	$15,852,344

Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT/TRS Restructuring.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)
(In thousands)

	Six Months Ended
	June 30,
	2007	2006
Revenues:
Minimum rents	$432,867	$426,714
Tenant recoveries	194,116	186,372
Overage rents	13,558	11,124
Land sales	59,923	170,255
Other	26,323	27,742

Total revenues	726,787	822,207

Expenses:
Real estate taxes	53,096	53,881
Repairs and maintenance	50,195	49,277
Marketing	9,514	8,515
Other property operating costs	110,566	99,203
Land sales operations	49,686	123,699
Provision for doubtful accounts	2,639	9,356
Property management and other costs	33,391	32,386
Depreciation and amortization	193,531	198,328

Total expenses	502,618	574,645

Operating income	224,169	247,562

Interest income	2,186	2,465
Interest expense	(221,040)	(205,314)

Income before income taxes, minority interest and equity in income of Unconsolidated Real Estate Affiliates	5,315	44,713
Benefit (provision) for income taxes	278,390	(38,428)
Minority interest	(717)	(3,548)
Equity in income of Unconsolidated Real Estate Affiliates	23,061	18,878

Income from continuing operations	306,049	21,615
Income from discontinued operations	—	1,533

Net income	$306,049	$23,148

Comprehensive income, net:
Net income	$306,049	$23,148
Other comprehensive income:
Net unrealized losses on financial instruments	(91)	(870)
Unrealized gains(losses) on available-for-sale securities	(54)	1,268

Comprehensive income, net	$305,904	$23,546

Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT/TRS Restructuring.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands)

	Six Months Ended
	June 30,
	2007	2006
Cash flows from operating activities:
Net income	$306,049	$23,148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including discontinued operations	193,531	198,328
Equity in income of Unconsolidated Real Estate Affiliates	(23,061)	(19,051)
Operating distributions received from Unconsolidated Real Estate Affiliates	14,336	6,626
Participation expense pursuant to Contingent Stock Agreement	11,736	48,331
Land development and acquisition expenditures	(84,001)	(103,408)
Cost of land sales	21,031	61,630
Provision for doubtful accounts, including discontinued operations	2,639	9,356
Tax restructuring benefit	(296,742)	—
Straight-line rent amortization	(9,699)	(17,816)
Amortization of intangibles other than in-place leases	(1,371)	(3,822)
Non-cash interest expense	(15,283)	(16,913)
Net changes:
Accounts and notes receivable	(1,387)	12,210
Other assets	8,457	8,628
Accounts payable and accrued expenses and deferred tax liabilities	(37,441)	(35,082)
Other, net	742	10,480

Net cash provided by operating activities	89,536	182,645

Cash flows from investing activities:
Acquisition/development of real estate and property additions/improvements	(150,628)	(94,572)
Proceeds from sales of investment properties	499	16,054
Increase in investments in Unconsolidated Real Estate Affiliates	(4,914)	(6,309)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	11,615	22,207
Change in restricted cash	(5,006)	(9,732)
Insurance recoveries	2,507	13,400
Other, net	2,782	8,682

Net cash used in investing activities	(143,145)	(50,270)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	209,000	1,743,000
Principal payments on mortgages, notes and loans payable	(148,496)	(800,053)
Deferred financing costs	—	(12,349)
Advances to General Growth Properties, Inc.	(137,378)	(1,089,871)
Capital contribution from GGPLP	100,000	—
Other, net	(1,666)	(4,191)

Net cash provided by (used in) financing activities	21,460	(163,464)

Net change in cash and cash equivalents	(32,149)	(31,089)
Cash and cash equivalents at beginning of period	65,416	73,374

Cash and cash equivalents at end of period	$33,267	$42,285

Supplemental disclosure of cash flow information:
Interest paid	$260,800	$242,984
Interest capitalized	25,870	21,823
Income taxes paid	56,565	10,276
Reference is made to the accompanying TRCLP Overview for a description of modifications made to previously issued 2006 information as a result of the 2007 Private REIT/TRS Restructuring.